UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 28, 2023

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

State or other jurisdiction of incorporation or organization

82-0669961

(I.R.S. Employer Identification No.)

5910 Pacific Center Blvd., Suite 320, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352 - 0622

(Issuer’s telephone number, including area code)

Common stock, par value $0.0001

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

As previously disclosed, on March 17, 2023, Emerald Health Therapeutics, Inc. (the “Company”) filed a certificate of dissolution with the Delaware secretary of state and officially dissolved. The Company is in the process of winding down and liquidating pursuant to the Plan of Liquidation and Dissolution (“Plan”) approved by the Company’s Board of Directors and the Company’s stockholders.

Attached as Exhibit 99.1 to this Form 1-U is a report providing information on the Company’s wind-down and liquidation process, including certain unaudited financial information for the year ended December 31, 2021.

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Company Update

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERALD HEALTH PHARMACEUTICALS INC.,
a Delaware corporation

By:	/s/ Joe Lugo
Joe Lugo
Interim Principal Executive Officer

Date: April 28, 2023

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